Exhibit 4.10

               AMENDMENT NO. 1 TO 2001 EMPLOYEE STOCK OPTION PLAN

The first sentence of Section 2 of the Employee Plan shall be deleted and replaced with the following:

                  Subject to the provisions of Paragraph 12, the aggregate number of shares of the Company's Common Stock, par value $0.02 per share ("Common Stock"), for which options may be granted under the Plan shall not exceed 2,500,000 (two million five hundred thousand) shares.